SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2014 (MM/DD/YY) AND ENDING 12-31-2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57TH COURT, SUITE 420
(No. and Street)

SOUTH MIAMI (City) FL (State) 33143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TED BENGHIAT (305) 669-5177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DE LEON & COMPANY P.A.
(Name – *if individual, state last, first, middle name*)

510 NW 159TH LANE (Address) PEMBROKE PINES (City) FL (State) 33028 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15049832

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, TED BENGHIAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION DECEMBER 31, 2014

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of ICD Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ICD Securities, Inc. (The Company) as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICD Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1a, 1b, and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1a, 1b, and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1a, 1b, and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

De Leon & Company, P. A.

Pembroke Pines, Florida

February 20, 2015

ICD SECURITIES, INC.

BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Cash	$ 62,815
Accounts receivable from clearing broker/dealer	93,807
Other receivables	1,750
Prepaid expenses	1,803
Clearing broker/dealer deposit	15,000
Total Assets	$ 175,175

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 69,959
Referral fees payable	5,752
Accrued expenses	32,023
Due to related parties	25,129
Total Liabilities	$ 132,863
Stockholders' equity	
Common stock, $0.10 par value, 1,000 shares authorized, 960 shares issued and outstanding	100
Additional paid-in capital	71,900
Retained earnings	20,312
	92,312
Less Treasury Stock	(50,000)
Total Stockholders' Equity	42,312
Total Liabilities and Stockholders' Equity	$ 175,175

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Commissions and fees	$ 1,270,317
Interest and other	768
Total revenues	1,271,085
Expenses	
Administrative fees	650
Clearing and underwriting fees	114,261
Commissions	470,669
Dues and subscriptions	113,515
Insurance	529
FINRA fees	9,560
Office expenses	6,185
Other general and administrative expenses	13,340
Professional fees	15,689
Referral fees	383,015
Rent	48,000
Salaries and related costs	116,679
Total expenses	1,292,092
Net (loss)	$ (21,007)

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2014

	Shares						Additional Paid In		Less Purchases of Treasury Stock		Retained Earnings (Accumulated Deficit)		Total
	Number		Amount				Capital						
Balances, December 31, 2013	960	$	100	$			71,900	$	(50,000)	$	68,876	$	90,876
Net (Loss) for 2014											(21,007)		(21,007)
Distributions in 2014											(27,557)		(27,557)
Balances (Deficit), December 31, 2014	960	$	100	$			71,900	$	(50,000)	$	20,312	$	42,312

The accompanying notes are an integral part of these financial statements

ICD SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net (loss)	$	(21,007)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable from clearing broker/dealer		(23,505)
Due from related parties		302
Other receivables		2,540
Prepaid expenses		2,690
Commissions payable		41,252
Due to related parties		14,101
Referral fees payable		253
Accrued expenses		(2,908)
Net cash provided by operating activities	$	13,718
Cash flows from financing activities		
Repayment of note payable		(25,000)
Distributions to shareholders		(27,557)
Net cash used in financing activities	$	(52,557)
Net decrease in cash		(38,839)
Cash, beginning of year		101,654
Cash, end of year	$	62,815

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization – ICD Securities, Inc. (the "Company") was incorporated in November 2004 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of fixed income securities, such as Federal Deposit Insurance Corporation insured certificates of deposit, government securities, Federal National Mortgage Association Securities, and Federal Home Loan Mortgage Corporation Securities.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

The following is a summary of the Company's significant accounting policies:

Cash Equivalents – For the purposes of reporting the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable from Clearing Broker/Dealer – Accounts receivable is based on fees collected by the clearing broker/dealer on customer transactions initiated by the Company. The Company records an allowance for uncollectible accounts based upon periodic reviews and analyses of outstanding accounts receivable balances. Normal accounts receivable are due 5 days after the end of the months in which they are collected by the clearing broker/dealer. Accounts receivables due more than 5 days are considered delinquent. Accounts receivable are charged to expense when they are deemed to be uncollectible. Recoveries of bad debts previously written-off are recognized as income in the period in which the recoveries are made. Management made an analysis of its accounts receivable, and determined that an allowance for doubtful accounts was not necessary as of December 31, 2014.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal income taxes. The Company's income tax returns for years 2009-2012 remain subject to examination by various taxing authorities.

Revenues – Commission and fee revenue are recognized as the related security transactions occur. Security transactions are recorded on a trade-date basis.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Nature of Organization and Summary of Significant Accounting Policies (Continued)

Expenses – Clearing and underwriting fees, commissions, and referral fees are accrued on a trade-date basis as the security transactions to which they relate occur.

Fair Value Measurement – The Company follows the provisions of ASC 820, "Fair Value Measurements And Disclosures". ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted principles, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 – Valuations based on observable inputs other than quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

As of December 31, 2014, the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring or non-recurring basis.

Clearing Broker/Dealer Deposit – Deposits with clearing organizations consist of cash which has been placed with the Company's clearing broker/dealer in the normal course of business.

Note 2 – Related Party Transactions

Accrued Expenses – Accrued expenses includes rent of $4,000 due to entities related to the Company by common ownership. The Company pays rent for office space under the terms of a month-to-month lease at a monthly amount agreed to by the parties. Total rent charged to expense for the year under the terms of the lease was $48,000.

The Company pays for general and administrative services and the use of property and equipment at a monthly amount agreed to by the parties. Total administrative fees charged to expense for the year was $650.

Referral Fees Payable – Referral fees payable include $19,923 due to entities related by common ownership. Total referral fees charged to expense for the year to related parties was $282,533.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 3 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 4 – Common Stock

Common stock is comprised of fully participating shares. Holders of common stock are entitled to one vote per share. During the year ended December 31, 2013, the Company acquired 40 shares of its stock for $50,000 from a former shareholder, which has been reflected as a part of treasury stock.

Note 5 –Regulatory Requirements

Net Capital Requirement – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and that the ration of "aggregate indebtedness" to "net capital", as defined, shall not exceed 15 to 1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirements requires otherwise. The Company is also required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as defined. At December 31, 2014, the Company had excess net capital of $31,705. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 3.28 to 1.

Reserve Requirement – The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 (reserve requirement for brokers and dealers) in that Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through a clearing broker-dealer.

Note 6 – Litigation

From time to time, the Company may be involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. As of December 31, 2014, the Company is not involved in any legal proceedings and is not aware of any pending or potential claims.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 7 - FINRA Examination

FINRA (the Financial Industry Regulatory Authority) conducted a Financial Operations and Sales Practice examination of the Company. FINRA's findings consisted of four exceptions comprised of certain violations of rules and regulations by the Company. FINRA required the Company to submit a written response to the findings by December 30, 2014 that included the corrective action taken by the Company to address each exception and any updated policies and procedures that will be implemented by the Company to ensure that repeat deficiencies do not occur. The Company submitted the required response to FINRA in a timely manner. The Company was not sanctioned by FINRA.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 20, 2015, which is the date the financial statements were available to be issued. Management has determined that no events occurred subsequent to December 31, 2014 that would require disclosure in the financial statements.

ICD SECURITIES, INC.

SCHEDULE 1a-COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
DECEMBER 31, 2014

Net Capital	
Total stockholders' equity	$ 42,312
Default stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	42,312
Deductions and/or changes:	
Non-allowable assets:	
Other receivable	(1,750)
Net capital	$ 40,562
Aggregate Indebtedness	
Items included in the balance sheet:	
Accounts payable and accrued expenses	$ 132,863
Total aggregate indebtedness	$ 132,863
Computation of Basic Net Capital Requirement	
A – Minimum net capital required 6 2/3% of aggregate indebtedness	$ 8,857
B – Minimum dollar net capital requirement	$ 5,000
Net capital required (higher of A or B above)	$ 8,857
Excess Net Capital	$ 31,705
Excess Net Capital at 1,000 percent	$ 31,705
Ratio: Aggregate Indebtedness to Net Capital	3.28 to 1

ICD SECURITIES, INC.

SCHEDULE 1b-RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2014

Net capital, as reported on Part II of the Focus Report (unaudited)	$ 40,562
Adjustments	
Commissions payable	0
Total adjustments	0
Net Capital Reported on Schedule 1a – Computation of Net Capital	$ 40,562

ICD SECURITIES, INC.

SCHEDULE 2- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORAMTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-1

DECEMBER 31, 2014

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule. This is because the Company does not serve as fiduciary for the safekeeping of these assets, which are done through its agent or agents.

REPORT ON AGREED-UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors
ICD Securities, Inc.
Miami, FL 33143

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by ICD Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no material differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reconciling adjusted amounts to the Company's trial balance, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by recalculating adjustments, where applicable, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

De Leon & Company, P.A.
Pembroke Pines, Florida
February 20, 2015

ICD SECURITIES, INC.

ACCOMPANYING SCHEDULE TO REPORT ON AGREED UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

SCHEDULE OF ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

PAYMENT DATE	PAYEE	AMOUNT
07/14/2014	SIPC	$ 1,081.89
01/27/2015	SIPC	$ 1,801.93

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
ICD Securities, Inc.
Miami, FL 33143

In planning and performing our audit of the financial statements of ICD Securities, Inc. (the "Company") as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers, and is not intended to be and should not be used by anyone other than these specified parties.

De Leon & Company, P.A.
Pembroke Pines, Florida
February 20, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12-31-14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ICD Securities, Inc.
7301 SW 57th ct, #420
South Miami FL 33143
Corrected copy

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ted Berghiat

2. A. General Assessment (item 2e from page 2) $ 2,880.28
   B. Less payment made with SIPC-6 filed (exclude interest) (1,081.89)
      07/14/2014
      Date Paid
   C. Less prior overpayment applied (1801.93)
   D. Assessment balance due or (overpayment) (3.54)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $
   H. Overpayment carried forward $(3.54)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ICD Securities Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15 day of JAN, 2015.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,271,085
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,271,085
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	114,261
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	4,711
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	118,972
2d. SIPC Net Operating Revenues	$ 1,152,113
2e. General Assessment @ .0025	$ 2,880.28 (to page 1, line 2.A.)

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014